Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Goldbelt purchases plant for its Inata project

    TORONTO, May 10 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) has concluded an exclusive option agreement with Tanami Gold NL (Australia) for the purchase of a gold processing plant currently located 125km south of Darwin in the
Northern Territory, Australia. The purchase of the plant will accelerate
Goldbelt's production plans and put the company well on track to gold production in the 3rd quarter of 2007.
    The gold processing plant includes a crushing circuit; ore stockpile &
ore reclaim system, 2 mills (SAG & Ball) and classification circuit, carbon-in leach (CIL) tanks, elusion & goldroom building, carbon regeneration circuit, pumps, compressors, reagent mixing and storage units, plant services and laboratory facilities. The plant had previously operated at a production rate in excess of 1.2M tonnes per year while processing hard fresh rock. Goldbelt believes that the plant is capable of processing greater than 1.5M tonnes per year with little or no modification while processing the softer oxide ore of the Inata Project. Goldbelt is anticipating a feasibility study which will evaluate the requirements for the plant to be expanded to a capacity of 2.0M tonnes per year, for approximately 150,000 ounces of gold per year.
    A Feasibility Study based on the Inata Project will be completed 4th
Quarter 2006 and will focus on the upgrade and relocation of Tanami Gold's process plant to Inata. The plant was originally designed and built by Signet
Engineers (previously Bateman Engineering (Australia)) and was first commissioned in 1988.
    The offer entails an A$200,000 non-refundable deposit. Goldbelt may finalize the purchase of the plant with payment of A$1 million by October 31,
2006 or any time prior to this date with the commencement of removal of the plant, whichever is earlier. A further sum of A$500,000 will be due November
30, 2006 and a final payment of A$300,000 will be due no later than December
29, 2006. A bond of A$200,000 will be required should the plant removal be delayed beyond November 30, 2006.
    Collin Ellison, President and CEO said "In line with our stated
commitment to aggressively develop the Inata Project, the purchase of the
Tanami gold process plant provides Goldbelt with a substantial forward leap to its production strategy and conversion from an exploration company to a producing company by 2007. Our application for an Exploitation License is proceeding well and we anticipate receiving the License by mid year. The purchase of the process plant will assist in reducing both the capital cost and more importantly, the time to build and commission an integrated mining and processing operation at Inata. This agreement is a further demonstration of Goldbelt's commitment to achieve its goal of production before the end of next year and to creating value for our shareholders."

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com/
    (GLD. GLDDF)

CO:  Goldbelt Resources Ltd.

CNW 14:22e 10-MAY-06